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                                                                     EXHIBIT 4.3

                              PERCEPTRONICS, INC.
                     STOCK COMPENSATION PLAN FOR CONSULTANTS
                           DATED SEPTEMBER 29, 1999


    NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby adopts and establishes a stock compensation plan for consultants pursuant to which the Company may issue shares of its common stock to consultants and advisors in payment for services rendered to the Company on the following terms and conditions:

    1. The number of shares of common stock subject to the plan shall not exceed 300,000 shares, subject to adjustment to reflect stock splits, combinations, recapitalizations and the like.

    2. The plan shall be administered by the Board of Directors or a Committee of two or more directors appointed by the Board. The Board or the Committee shall from time to time, in its discretion, select the persons eligible to receive shares under the plan, determine the amount and value of the shares to be issued, and interpret and construe the plan. Shares issued under the plan may be subject to such other terms and conditions, such as vesting or performance criteria, as the Board or the Committee shall determine. Such terms and conditions shall be set forth in an agreement entered into between the Company and the consultant or advisor.

    3. The persons who may participate in the plan and receive stock as compensation shall be consultants or advisors of the Company who are: (i) natural persons; (ii) provide bona fide services to the Company; and (iii) provide services to the Company that are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

    4. No shares may be issued pursuant to the plan to any consultant or advisor except upon a resolution adopted by the Board or Committee stating the value of the services rendered to the Company by such consultant or advisor and finding that such value represents full and adequate consideration for the shares being issued. In making such determination, the Board or the Committee shall consider (among such other factors as it deems relevant in light of the specific nature of the services rendered) the contributions, responsibilities and other compensation of, and the value of services rendered to the Company and the market value, book value or other measure of value of the common stock. No shares of common stock may be issued for consideration less than the par value thereof.

    5. The Board of Directors may, at any time, suspend, amend, modify or terminate the plan and may, with the consent of the participant, amend or modify the terms and conditions of any issuances of stock under the plan.

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    6.   The plan and the issuance of shares thereunder are subject to such additional requirements as the Board or the Committee may impose to assure, or facilitate compliance with, all applicable federal and state laws, rules and regulations (including, without limitation, securities laws) and to such approvals by any regulatory or governmental agency which may be necessary or advisable in connection therewith.

    7. The plan and agreements entered into pursuant to the plan shall be governed by and construed in accordance with the laws of the State of Delaware.



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